 ------------------------------------------------------------------------------

     As filed with the Securities and Exchange Commission on June 9, 1997.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          KEYSTONE INTERNATIONAL, INC.
             (Exact Name of Registrant as Specified in its Charter)

                   TEXAS                                74-1058689
(State of Incorporation or Organization)  (I.R.S. Employer Identification No.)

         9600 WEST GULF BANK DRIVE
            HOUSTON, TEXAS                                 77040
(Address of Principal Executive Offices)                 (Zip Code)

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

       Title of each class                   Name of each exchange on
       to be so registered             which each class is to be registered

   PREFERRED STOCK PURCHASE RIGHTS            NEW YORK STOCK EXCHANGE


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      NONE
                                (Title of Class)

 ------------------------------------------------------------------------------

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         (A)      CAPITAL STOCK.

                  Not applicable.

         (B)      DEBT SECURITIES.

                  Not applicable.

         (C)      WARRANTS AND RIGHTS.

         On June 20, 1990, the board of directors ("Board") of Keystone International, Inc., a Texas corporation ("Keystone" or the "Company"), declared a dividend of one Preferred Stock Purchase Right ("Right" or "Rights") for each outstanding share of Keystone's common stock, $1.00 par value ("Common Stock"). The dividend is payable on July 9, 1990 to record holders of shares of Common Stock as of the close of business on July 2, 1990 ("Record Date").

         Each Right entitles the registered holder to purchase one one-thousandth (1/1000) of a share of the Company's Series A Junior Participating Preferred Stock ("Series A Preferred Stock") at an exercise price of $80.00 ("Exercise Price"). The terms and conditions of the Rights are contained in the Rights Agreement, dated as of March 31, 1990, between the Company and NCNB Texas National Bank, as Rights Agent ("Rights Agreement"). Initially, the Rights will not be exercisable, certificates representing the rights will not be issued, and the Rights will trade automatically with the Common Stock.

         Until the close of business on the "Distribution Date," which term is defined to mean the earlier to occur of (a) ten calendar days (subject to extension by the Board) after public announcement that a person or group of persons has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock; or (b) ten business days (subject to extension by the Board) after public announcement of a tender or exchange offer which, if consummated, would result in the acquisition by a person or group of persons of beneficial ownership of 20% or greater of the shares of Common Stock, the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by the Common Stock certificate. (Any person or group of persons referred to in subparagraphs (a) and (b) above being referred to herein as an "Acquiring Person").

         Common Stock certificates issued during the period commencing July 2, 1990 and ending on the Distribution Date (on the earlier redemption or expiration of the Rights), will bear a legend incorporating by reference the Rights Agreement. As soon as practicable following the Distribution Date, separate Rights Certificates ("Rights Certificates") will be mailed to the holders of record of Common Stock at the close of business on the Distribution Date. Thereafter, the

Rights Certificates alone will evidence the Rights, and the Rights will be transferable separate and apart from the Common Stock.

         The Rights are not exercisable until the Distribution Date. Under certain circumstances, as set forth in the Rights Agreement, Rights issued to, or beneficially owned by, a person who is or becomes an Acquiring Person, or an associate or affiliate (each as defined in the Rights Agreement) of such Acquiring Person will become null, void and non-transferable. After the Distribution Date, each Right will be exercisable to purchase, for the Exercise Price, 1/1000 of a share of Series A Preferred Stock. In general, each share of the Series A Preferred Stock will be vested with the same rights as 1000 shares of Common Stock, except for a modest preference over the Common Stock in the event of the Company's liquidation. Each share of Series A Preferred Stock will be vested with 1000 votes. The Series A Preferred Stock, when and if issued, will vote with the Common Stock, except in certain limited circumstances and as otherwise required by law. The Rights will expire at the close of business on March 31, 2000 ("Expiration Date") unless earlier redeemed by the Board, as hereafter described.

         The aggregate number of shares of Series A Preferred Stock issuable upon the exercise of rights will be deposited, if, as and when issued, with NCNB Texas National Bank, as Depositary, under the Depositary Agreement between the Company and NCNB Texas National Bank, as Depositary. NCNB Texas National Bank, as Depositary, will upon written order issue Depositary Receipts, each representing one or more Depositary Preferred Shares. Each Depositary Preferred Share will represent the equitable ownership of 1/1000 of a share of Series A Preferred Stock. Each Depositary Preferred Share will entitle the holder to cast one vote on all matters upon which the holders of the Series A Preferred Stock will be entitled to vote, and will otherwise be largely fungible with a share of Common Stock.

         The Series A Preferred Stock will be non-redeemable and, unless otherwise provided in connection with the designation of a subsequent series of preferred stock, will be subordinate to all other series of the Company's preferred stock. Each share of Series A Preferred Stock will be entitled to receive dividends, when, as and if declared by the Board, out of legally available funds, provided that no dividend will be declared and paid in respect of the Common Stock (other than in shares of Common Stock) unless a dividend is simultaneously declared and paid in respect of the Series A Preferred Stock in an amount equal to 1000 times (subject to adjustments in certain events) the amount of the dividend declared and paid in respect of the Common Stock.

         In the event of the liquidation, dissolution or winding up of the Company, each share of Series A Preferred Stock will be entitled to receive, prior to the holders of shares of the Company's capital stock ranking junior thereto, a distribution in the amount of $10 per share, together with an amount equal to any declared but unpaid dividends thereon, to the date of the distribution; provided, that the holders of the Series A Preferred Stock will be entitled to receive an aggregate amount per share equal to 1000 times (subject to adjustment in certain events) the aggregate amount distributed per share to the holders of the Common Stock.

         In the event of any consolidation, merger, combination, or other transaction in which the shares of Common Stock are exchanged for, or changed into, other stock or securities, cash or other property, then the shares of Series A Preferred Stock will be likewise changed or exchanged in an amount per share equal to 1000 times (subject to adjustment in certain events) the aggregate amount of stock or securities, cash or property into or for which the shares of Common Stock are changed or exchanged.

         The Exercise Price payable, and the number of shares of Series A Preferred Stock properly issuable, upon the exercise of Rights are subject to adjustment to prevent dilution (i) if the Company should declare a dividend payable in, subdivide or combine, the Common Stock, (ii) upon the grant to holders of the Common Stock of rights, options or warrants entitling the holder to subscribe for or purchase Common Stock, or securities convertible into Common Stock, at an exercise price per share of Common Stock less than the then current market price per share of Common Stock or (iii) upon the distribution of evidences of indebtedness, cash (other than a regular periodic cash dividend out of the earnings as retained earnings of the Company), assets (other than a dividend payable in Common Stock, but including a dividend payable in stock other than Common Stock) or convertible securities, subscription rights or warrants (other than those referred to in subparagraph (ii) above).

         The Board may, at its option, at any time after a person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right; provided, that the Board may not effect such an exchange after the time that any Acquiring Person, together with its affiliates and associates (each as defined in the Rights Agreement) becomes the beneficial owner of 50% or more of the shares of Common Stock then outstanding.

         The Board may, at any time prior to the earlier of (i) ten days (subject to extension by the Board) following the Stock Acquisition Date, which term is defined to mean the date of the first public announcement by the Company or an Acquiring Person representing that an Acquiring Person has become such or (ii) the Expiration Date, redeem all, but not less than all, of the then outstanding Rights at a redemption price of $.001 per Right ("Redemption Price"), which Redemption Price is subject to adjustment. Immediately upon the election of the Board to redeem the Rights, the right to exercise the Rights will terminate. The sole right with which a Rights holder will then be vested is the right to receive the Redemption Price.

         Prior to the Distribution Date, any provision of the Rights Agreement may, at the direction of the Board, be supplemented or amended without the approval of the holders of Common Stock. After the Distribution Date, the Board may direct the supplementation or amendment of the Rights Agreement, without the approval of the holders of Rights Certificates, in order (a) to cure any ambiguity inherent in the Rights Agreement, (b) to correct or supplement any provision of the Rights Agreement which is defective, or inconsistent with any other provision therein, (c) to shorten or lengthen any time period prescribed in the Rights Agreement or (d) to amend or supplement any provision of the Rights Agreement in any manner which the Company may deem necessary or desirable and which will not adversely affect the interests of the holders of the Rights Certificates (other than the Acquiring Person, its affiliates or associates (each as defined in the

Rights Agreement)).

         Unless the Rights are redeemed earlier, after the Stock Acquisition Date, each Right will entitle the holder (other than Rights owned by the Acquiring Person) to purchase, for the Exercise Price, a number of Depositary Preferred Shares having a market value of twice the Exercise Price.

         Unless the Rights are redeemed earlier, if, after the Stock Acquisition Date, (i) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation, or its Common Stock is changed into or exchanged for other securities or assets, or
(ii) more than 50% of the Company's assets or earning power is sold or transferred in one or a series of related transactions, then each Right will entitle the holder to purchase, for the Exercise Price, a number of shares of the common stock of the other party to the business combination, or acquiring or transferor company (or in certain circumstances, an affiliate) having a market value of twice the Exercise Price.

         On July 2, 1992 the Company signed an Appointment and Amendment with Continental Stock Transfer & Trust Company, appointing Continental Stock Transfer & Trust Company the new Rights Agent under the Rights Agreement and under the Depositary Agreement originally dated as of March 31, 1990 between the Company and NCNB Texas National Bank, and adding to the list of qualifications of the Rights Agent under the Rights Agreement the requirement that the Rights Agent meet the financial requirements of Rule 496 of the New York Stock Exchange rules.

         On May 20, 1997 the Company announced that the Company, Tyco International Ltd., a Massachusetts corporation ("Tyco"), and T6 Acquisition Corp., a wholly owned subsidiary of Tyco ("Sub"), had entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Sub will merge with and into the Company and all outstanding shares of the Company will be exchanged for common shares of Tyco.

         Immediately prior to the execution of the Merger Agreement, the Company and the Rights Agent executed an amendment to the Rights Agreement (the "Amendment"). The Amendment (i) provides that the definition of "Acquiring Person" in Section 1 of the Rights Agreement is amended such that such definition excludes Tyco and any subsidiary or affiliate of Tyco, so long as neither Tyco nor any subsidiary or affiliate of Tyco is the beneficial owner of more than 1% of the issued and outstanding capital stock of the Company other than capital stock of the Company acquired solely by reason of the Merger Agreement. As a result, under the terms of the Merger Agreement, neither Tyco nor any subsidiary or affiliate of Tyco shall be an Acquiring Person for any purpose under the Rights Agreement, including, without limitation, with respect to the definitions contained therein of "Distribution Date," "Section 11(a)(ii) Event," "Section 13 Event," "Stock Acquisition Date" and "Triggering Event"; and (ii) amends Subsection 11(a)(ii) to substitute the phrase "Acquiring Person" for the phrase "the Beneficial Owner of more than 20% or more of the shares of Common Stock then outstanding" to make that subsection consistent with the definitions provided in the Rights Agreement.

         The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit C thereto the form of Right Certificate, is attached as Exhibit 1 to the Form 8-A and is incorporated herein by reference. The forgoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the form of Rights Agreement (and the exhibits thereto) and the Amendments attached hereto.

ITEM 2.           EXHIBITS.

Exhibit No.       Description of Exhibit

1.1 Amendment to Rights Agreement dated as of May 20, 1997 between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.

1.2 Appointment and Amendment dated as of July 2, 1992 between the Company and Continental Stock Transfer & Trust Company, as new Rights Agent under the Rights Agreement and Depositary Agreement.

1.3 Rights Agreement dated as of March 31, 1990 between the Company and NCMB Texas National Bank, as Rights Agent, which includes as Exhibit A the Form of Depositary Agreement between the Company and the Rights Agent, as depositary, as Exhibit B the Form of Certificate of Designations, Preferences and Rights of Series A Preferred Stock, as Exhibit C the Form of Right Certificate, and as Exhibit D the Summary of Rights to Purchase Preferred Stock. (Incorporated by reference to Exhibit 1 of Form 8-A filed by the Company with the Securities and Exchange Commission on July 17, 1990.)

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                         KEYSTONE INTERNATIONAL, INC.

Date:    May 30, 1997                    By: /s/ Bruce M. Taten
                                            ------------------------------
                                         Name: Bruce M. Taten
                                              ----------------------------
                                         Title: Vice President and
                                                  General Counsel
                                               ---------------------------

                               INDEX TO EXHIBITS

Exhibit No.       Description of Exhibit

1.1 Amendment to Rights Agreement dated as of May 20, 1997 between the Company and Continental Stock Transfer & Trust
                  Company, as Rights Agent.

1.2 Appointment and Amendment dated as of July 2, 1992 between the Company and Continental Stock Transfer & Trust Company, as new Rights Agent.

1.3               Rights Agreement dated as of March 31, 1990 between the
                  Company and NCMB Texas National Bank, as Rights Agent, which includes as Exhibit A the Form of Depositary Agreement between the Company and the Rights Agent, as depositary, as Exhibit B the Form of Certificate of Designations,
                  Preferences and Rights of Series A Preferred Stock, as
                  Exhibit C the Form of Right Certificate, and as Exhibit D the
                  Summary of Rights to Purchase Preferred Stock. (Incorporated by reference to Exhibit 1 of Form 8-A filed by the Company with the Securities and Exchange Commission on July 17,
                  1990.)
